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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                        BEI MEDICAL SYSTEMS COMPANY, INC.
                        ---------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                   05538E 10 9
                                   -----------
                                 (CUSIP Number)


                                September 4, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


                Check the appropriate box to designate the rule
                    pursuant to which this schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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---------------------                                          -----------------
CUSIP No. 05538E 10 9                  13G                     Page 2 of 7 Pages
---------------------                                          -----------------

---------- ---------------------------------------------------------------------

   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Brookside Capital Partners Fund, L.P.
           EIN No.: 04-3313066

---------- ---------------------------------------------------------------------

           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   2.                                                           (a)     [_]

                                                                (b)     [X]
---------- ---------------------------------------------------------------------

   3.      SEC USE ONLY

---------- ---------------------------------------------------------------------

   4.      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware

---------- ---------------------------------------------------------------------

                               5.    SOLE VOTING POWER
        NUMBER OF

         SHARES                      2,072,666 Shares

      BENEFICIALLY
                             ------- -------------------------------------------
        OWNED BY
                               6.    SHARED VOTING POWER
          EACH                                0
        REPORTING
                             ------- -------------------------------------------
         PERSON                        WITH
                               7.    SOLE DISPOSITIVE POWER

                                     2,072,666 Shares

                             ------- -------------------------------------------

                               8.    SHARED DISPOSITIVE POWER

                                     0

---------- ---------------------------------------------------------------------

   9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,072,666 Shares

---------- ---------------------------------------------------------------------

           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   10.     CERTAIN SHARES                                           [_]

---------- ---------------------------------------------------------------------

   11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           19.59%

---------- ---------------------------------------------------------------------

   12.     TYPE OF REPORTING PERSON

           PN

---------- ---------------------------------------------------------------------

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Item 1(a).     Name of Issuer

     The name of the issuer to which this filing on Schedule 13G relates is BEI Medical Systems Company, Inc. (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices

     The principal executive offices of the Company are located at 100 Hollister Road, Teterboro, New Jersey.

Item 2(a).     Name of Person Filing

     This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P., a Delaware limited partnership (the "Brookside Fund"). Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside Investors") is the sole general partner of Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company ("Brookside Management") is the sole general partner of Brookside Investors. Mr. Roy Edgar Brakeman, III is the sole managing member of Brookside Management.


Item 2(b).     Address of Principal Business Office or, if none, Residence

     The principal business address of each of the Brookside Fund, Brookside Investors, Brookside Management and Mr. Brakeman is 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2(c).     Citizenship

     Each of the Brookside Fund, Brookside Investors and Brookside Management is organized under the laws of the State of Delaware. Mr. Brakeman is a citizen of the United States.

Item 2(d).     Title of Class of Securities

     The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, $.001 Par Value.

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Item 2(e).     CUSIP Number

     The CUSIP number of the Company's Common Stock, one is 05538E 10 9.

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
     78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)  [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
     78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)  [ ] An investment adviser in accordance withss.13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with ss 240.13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with ss 240.13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)  [ ] Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership

     Item 4(a). Amount beneficially owned

          As of the close of business on September 28, 2001, the Brookside Fund owned 2,072,666 Shares of Common Stock outstanding of the Company. The Brookside Fund has the power to vote and dispose of the shares of Common Stock. The Brookside Fund acts by and through its general partner, Brookside Investors. Brookside Investors acts by and through its general partner, Brookside Management. Mr. Roy Brakeman, III is the managing member of Brookside Management and thus is the controlling person of Brookside Management. No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock.

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Item 4(b).  Percent of Class

          As of the close of business on September 04, 2001, the Brookside Fund owned 19.81% of the Common Stock outstanding of the Company (based on 9,717,178 shares of Common Stock outstanding), and as of the close of business on September 28, 2001, the Brookside Fund owned 19.59% of the Common Stock outstanding of the Company. The 0.22% decrease in the percentage of shares of Common Stock owned by the Brookside Fund between the period from September 04, 2001 to September 28, 2001 resulted from a sale by the Company of 117,822 shares of Common Stock in a second closing on September 28, 2001 for a private placement of shares by the Company on September 04, 2001. The aggregate percentage of Common Stock reported owned by the Brookside Fund in this Schedule is based upon 9,835,126 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of September 28,2001 based on representations made in the Company's registration statement on Form S-3 filed with the Securities and Exchange Commission on October 17, 2001 and in the Company's annual report for the year ending September 29, 2001 on Form 10-K filed with the Securities and Exchange Commission on December 28, 2001.

Item 4(c). Number of shares as to which such person has:


         (i)      sole power to vote or to direct the vote:                 2,072,666 Shares

         (ii)     shared power to vote or to direct the vote:               0

         (iii)    sole power to dispose or to direct the disposition of:    2,072,666 Shares

         (iv)     shared power to dispose or to direct the disposition of:  0

Item 5. Ownership of Five Percent or Less of a Class

          Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another
          Person

          Not Applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

          Not Applicable.

Item 8. Identification and Classification of Members of the Group

          Not Applicable.

Item 9. Notice of Dissolution of Group

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          Not Applicable.

Item 10. Certification

          By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated:  January 31st, 2002

                                  BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                                  By: /s/ Domenic Ferrante
                                      ------------------------------------------
                                      Name:  Domenic Ferrante
                                      Title: Managing Director